

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Mr. Mark Schlei
Chief Financial Officer
Sparton Corporation
425 N. Martingale Road
Schaumburg, IL 60173

> **Re: Sparton Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 5, 2012**
> **File No. 001-01000**

Dear Mr. Schlei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page F-20

1.   We note from your disclosures on page F-22 that your Vietnam operations are subject to a four-year tax holiday from the time the entity begins to generate taxable income. We further note that the Vietnamese operations resulted in taxable income in each of the years ended June 30, 2012, 2011 and 2010. Please tell us your consideration to disclose the aggregate dollar and per share effects of the tax holiday for each period presented. We refer you to Staff Accounting Bulletin, Topic 11.C.

Note 10. Commitments and Contingencies

Environmental Remediation, page F-27

2.	You disclose on page F-28 that you are involved in certain existing compliance issues with the EPA and various state agencies, including being named as a potentially responsible party at several sites. You further disclose that potentially responsible parties can be held jointly and severally liable for the clean-up costs at any specific site. It is unclear from these disclosures whether you believe there are reasonably possible losses related to these compliance issues. If there is at least a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred, in your next period filing please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. Please refer to ASC 450-20-50.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief